FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Press release- Terra takeover bid	4

Press release

TELEFONICA CONCLUDES ITS TAKEOVER BID FOR TERRA

  Telefónica will pay 5.25 euros for each of the 202 million shares that responded to the tender offer

On July 25th, 2003, Telefónica S.A. notified the Spanish National Securities Market Commission ("Comisión Nacional del Mercado de Valores"- CNMV) that it was willing to waive the condition of a 75% minimum acceptance level to which its public offer for the acquisition of Terra Networks shares was subject, taking into consideration that the response received will be sufficient to develop the business project pursued through the takeover bid.

According to the information released this same day by the CNMV, Telefónica had obtained 33.6% of the shares of Terra Networks it did not already own, guaranteeing it the ownership of 71.97% of the company's equity capital.

Telefónica will closed its takeover bid for Terra Networks with the payment of 5.25 euros for each of the 202 million shares that responded to the tender offer.

At the close of the transaction, and according to the figures provided by the CNMV, the equity capital of Terra Networks will be held, percentagewise, as follows:

Telefónica	71.97%
Shares under stock options plans	6.77%
Free Float	21.26%

Madrid, July 30th, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	May 30th, 2003	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors